Amendment No. 7 on Form 18K/A to the Annual Report
incorporated by reference in Registration Statement No. 333-84288

FORM 18-K/A

Amendment No. 7
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT
of

THE REPUBLIC OF ITALY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of close of the fiscal year)

Title of Issues	Amounts as to which registration	Names of exchanges on which
	is effective	registered

N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE FERDINANDO SALLEO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom LLP
One Canada Square,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2001 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The Recent Developments section of the Prospectus Supplement, dated August 29, 2002, to the Final Prospectus, dated March 14, 2002, relating to the Republic’s U.S. $3,000,000,000 3.625% Global Notes due 2007, incorporated by reference in the Republic’s Registration Statement No. 333-84288.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 7 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 6th day of September 2002.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata /s/

Name:	D.ssa Maria Cannata
Title:	Director General — Treasury Department — Direction II Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description	Page No.

1	The Recent Developments section of the Prospectus Supplement, dated August 29, 2002, to the Final Prospectus, dated March 14, 2002, relating to the Republic’s U.S. $3,000,000,000 3.625% Global Notes due 2007, incorporated by reference in the Republic’s Registration Statement No. 333-84288.

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Exhibit 1

The Recent Developments section of the Prospectus Supplement, dated August 29, 2002, to the Final Prospectus, dated March 14, 2002, relating to the Republic’s U.S. $3,000,000,000 3.625% Global Notes due 2007, incorporated by reference in the Republic’s Registration Statement No. 333-84288

RECENT DEVELOPMENTS

     Italy’s real GDP grew at a seasonally adjusted rate of 0.2 per cent both during the second quarter of 2002 and for the year ended June 30, 2002, based on ISTAT data. Italy’s GDP grew by 1.8 per cent in 2001. Italy’s economic growth during 2001 and the first half of 2002 was negatively affected by several external factors, including a slowdown in the global and U.S. economies, and the volatility of financial markets, somewhat offset by sustained internal demand and investments.

     Italy’s seasonally adjusted average unemployment rate continued to decline and was at 9.1 per cent during the first six months of 2002, according to ISTAT data, down from 9.5% and 10.6% during 2001 and 2000, respectively, mainly as a result of an increase in the number of female workers.

     Based on ISTAT data, consumer prices during July 2002 increased at annual rate of 2.2 per cent, equaling the annual rate in the previous month. Inflation in Italy, as measured by the consumer price index, was at 2.7 per cent in 2001, compared to 2.5 per cent in 2000.

     Italy’s trade surplus improved during 2001 reaching €9,934 million, compared to €1,907 million in 2000.

2003-2006 Program Document Objectives

     In July 2002 the government finalized and presented to Parliament its 2003-2006 Program Document. The Program Document is based on the assumption that real GDP is expected to grow 1.3 per cent in 2002, primarily due to sustained domestic demand, somewhat offset by a decrease in exports. The general Government deficit, as a percentage of GDP, is expected to be 0.5 per cent in 2002, an improvement from 1.9 per cent in 2001. The Program document assumes annual deficit reductions, with a substantially balanced budget achieved in 2004-2005 as a result, inter alia, of an increase in primary surplus to 5.4 per cent of GDP in 2001 and 2002 and a progressive reduction in interest payments to 5.7 per cent of GDP in 2006.

     The following table sets forth information on Italy’s projected general Government deficit and public debt to GDP ratios for the years indicated, the gross domestic product and inflation assumptions underlying the 2003-2006 Program Document, as well as historical data for 2001.

	2001	2002	2003	2004	2005	2006

	(Historical)	(Target)	(Target)	(Target)	(Target)	(Target)
Net Surplus/(Borrowing), as a percentage of GDP	(2.2)	(1.1)	(0.8)	(0.3)	0.1	0.2
Primary balance, as a percentage of GDP	4.1	4.7	5.1	5.5	5.8	5.7
Public debt, as percentage of GDP	109.4 (1)	108.5	104.5	99.8	97.1	94.4
GDP (% real growth rate)	1.8	1.3	2.9	2.9	3.0	3.0
Inflation (% real growth)	2.7	1.7	1.4	1.3	1.2	1.2
Unemployment rate (%)	9.5	9.1	8.5	8.0	7.5	6.8

Source: 2003-2006 Program Document

(1)	This figure does not take into account the effects of the Eurostat decision which requires Italy, among other EU member countries, to account for receipts from certain securitization transactions as described below in “Public Finance – General Government Revenues and Expenditures."

     Because the Program Document 2003-2006 is based on projections of future economic developments, including international economic trends, there can be no assurance that the objectives of the Program Document 2003-2006 will be attained.

Real GDP and Expenditures

     The following table sets forth information relating to real GDP and expenditures for the periods indicated.

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro)
Real GDP	952,050	969,130	984,567	1,012,802	1,030,910
Add: Imports of goods and services	232,621	253,285	266,639	291,669	292,151
Less: Exports of goods and services	267,151	276,325	277,059	309,510	311,897

Total goods and services available for domestic expenditure	917,521	946,090	974,147	994,961	1,011,164

Domestic expenditure
Private sector consumption	562,337	580,294	594,271	610,265	616,981
Public sector consumption	171,175	171,730	174,131	177,165	181,321

Total domestic consumption	733,512	752,024	768,402	787,430	798,302
Gross fixed investment	179,114	186,229	196,755	209,446	214,464
Changes in inventories	4,894	7,837	8,991	(1,914)	(1,602)

Total domestic expenditures	917,521	946,090	974,147	994,961	1,011,164

Source: Annual Report of the Bank of Italy (2002)

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

Selected Balance of Payments Indicators 1997 through 2001

     The following table illustrates the balance of payments for the periods indicated.

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro)
Current Account	29,341	20,444	7,692	(6,305)	(178)
Capital Account	2,922	2,249	2,789	3,195	938
Financial Account	(18,279)	1,282	(8,867)	4,287	(2,889)
Errors and omissions	(13,985)	(23,975)	(1,614)	(1,177)	2,129

Source: Annual Report of the Bank of Italy (2002)

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

     Italy’s current account showed a deficit of €0.2 billion in 2001, compared to €6.3 billion in 2000. The improvement in Italy’s current account deficit was due principally to a €7.4 billion increase in the trade surplus on goods and also to the decrease in the deficit on income from €13.1 billion in 2000 to €11.6 billion in 2001. These improvements were partially offset by a decrease in the surplus on services, which amounted to €0.3 billion in 2001, compared to €1.2 billion in 2000 and by an increase in the deficit on current transfers from €4.7 billion in 2000 to €6.7 billion in 2001.

     The capital account surplus decreased from €3.2 billion in 2000 to €0.9 billion in 2001 due to decreasing EU budget transfers, primarily those from the EU’s Regional Development Fund and the European Agricultural Guidance and Guarantee Fund.

     The financial account showed a deficit of €2.9 billion in 2001, compared to a surplus of €4.3 billion in 2000. This was principally attributable to a net direct investment outflow of €7.4 billion in 2001, compared to a net direct investment inflow of €1.1 billion in 2000, partially offset by a decrease in the deficit on portfolio and derivatives investment from €23.8 billion in 2000 to €8.1 billion in 2001.

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Public Finance — General Government Revenues and Expenditures

     The table below sets forth general Government revenues and expenditures for the five-year period ended at December 31, 2001. Because of the accounting treatment adopted by Italy and following the adoption of the European System of Accounts (ESA95), the revenues and expenditures figures for the years 1997 through 2000 presented in this prospectus supplement have been subject to revision and differ from the figures for the same periods presented in the Description of the Republic of Italy filed as an exhibit to the annual report of the Republic of Italy on March 14, 2002.

     The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy will be required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general Government revenues and expenditures figures for 2001 presented in the table below take into account the effects of the Eurostat decision. As a result of the Eurostat decision, Italy’s net borrowing for 2001 rose from 1.6% of GDP to 2.2% of GDP.

     The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of outstanding Treasury securities and cannot be used to finance current expenditures. Accordingly, proceeds from privatizations do not affect the financial balance, but do contribute to a decrease in the public debt and consequently the ratio of public debt to GDP.

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro, except percentages)
Expenditures
Current expenditures	484,755	487,402	492,289	511,432	534,225
Total consumption	188,663	188,033	196,174	208,016	224,663
of which
Wages and salaries	119,109	114,450	117,739	122,810	129,028
Cost of goods and services	69,554	73,583	78,435	85,206	95,583
Interest expense	96,105	86,011	74,834	75,265	77,133
Production grants	12,543	14,420	13,682	13,923	13,950
Social services	177,771	181,894	190,000	195,344	202,728
Other current expenditures	9,673	17,095	17,599	18,884	15,751
Capital expenditures(2)	35,844	41,345	44,292	29,459	49,370
Investments	22,856	25,524	27,057	28,021	30,916
Investment grants	8,996	11,402	13,144	13,090	16,427
Other capital expenditures	3,992	4,420	4,091	(11,652)	2,027
Total expenditures	520,598	528,747	536,581	540,891	583,595
% of GDP	50.7%	49.3%	48.4%	46.4%	48.0%
Revenues
Current revenues	482,756	491,177	511,590	529,523	553,376
Tax revenues	292,246	318,848	333,805	345,600	360,344
of which
Direct taxes	164,534	154,454	166,307	170,440	183,285
Indirect taxes	127,713	164,394	167,498	175,160	177,059
Social security contributions	157,329	137,712	141,129	148,074	154,519
Revenues from capital	6,328	5,392	7,163	5,599	6,095
Other current revenues	26,853	29,225	29,493	30,250	32,775
Capital revenues	10,120	7,372	5,574	5,105	3,421
Total revenues	492,875	498,549	517,164	534,628	556,797
% of GDP	48.0%	46.5%	46.7%	45.9%	45.8%
Current account surplus/(deficit)	(1,999)	3,775	19,301	18,091	19,151
% of GDP	0.2%	0.4%	1.7%	1.6%	1.6%
Net borrowing	27,723	30,198	19,417	6,263	26,798
% of GDP	2.7%	2.8%	1.8%	0.5%	2.2%

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	1997(1)	1998(1)	1999	2000	2001

	(millions of euro, except percentages)
Primary balance	68,383	55,813	55,417	69,002	50,335
% of GDP	6.7%	5.2%	5.0%	5.9%	4.1%
GDP (nominal value)	1,026,285	1,073,019	1,108,497	1,164,767	1,216,583

Source:	For the years 1997 – 2000: Annual Report of the Bank of Italy (2002) For the year 2001, ISTAT data published in August 2002, taking into account the effect of the Eurostat decision.

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(2)	In 2000, revenues from UMTS licenses for the year 2000 (€13,815 million, or 1.2 per cent of GDP) were deducted from capital expenditures.

     General Government expenditures and revenues increased in each of 1997 through 2001. General Government revenue increased by 4.1 per cent in 2001. As a percentage of GDP, revenues remained substantially stable at 45.8 per cent in 2001. General Government expenditures increased by 7.9 per cent in 2001. As a percentage of GDP, general government expenditures increased to 48.0 per cent in 2001, principally due to increases in current expenditures and to the effect of UMTS receipts in 2000. In 2000, capital expenditures were unusually low because UMTS receipts were booked as negative capital expenditures. Interest expense as a percentage of GDP decreased by 0.2 percentage points, to 6.3 per cent of GDP in 2001. Capital expenditures as a percentage of GDP (excluding receipts from UMTS licenses) increased to 4.1 per cent in 2001.

     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2001.

	1997(2)	1998(2)	1999	2000	2001

	(millions of euro)
Direct taxes(1)
Personal income tax	94,306	103,406	114,661	113,970	119,362
Corporate income tax	22,881	21,787	29,759	28,622	32,483
Local income tax	12,515	3,289	366	165	192
Investment income tax	18,901	10,232	11,535	18,426	15,171
Other(3)	14,672	11,036	5,492	3,774	8,712

Total direct taxes	163,274	149,748	161,813	164,957	175,920
Indirect taxes
VAT	64,814	71,052	75,775	89,022	91,470
Other transaction-based taxes	20,144	18,894	16,464	15,042	14,513
Production taxes	26,678	26,051	26,945	26,532	25,910
Tax on State monopolies	5,468	6,061	6,398	7,357	7,305
National Lottery	5,908	6,813	11,701	8,887	7,722
Others	891	799	701	679	639

Total indirect taxes	123,902	129,669	137,983	147,519	147,558

Total taxes(4)	287,176	279,417	299,797	312,476	323,478

Source: Annual Report of the Bank of Italy (2002)

(1)	The data presented is prepared for the State sector budget and does not correspond precisely to the general government budget figures contained in the table entitled “General Government Revenues and Expenditures under “— Revenues and Expenditures”, primarily because the latter include indirect taxes levied by regional and local governments.

(2)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(3)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

(4)	These figures do not take into account the effects of the Eurostat decision which requires Italy, among other EU member countries, to account for receipts from certain securitization transactions as described above.

     Direct taxes receipts increased by 6.6 per cent in 2001 due to the increase of personal income, corporate and other tax receipts that are non-recurring, partially offset by a decrease in investment income tax due to the decline in share prices. The 4.7% increase in personal income tax receipts in 2001 was as the result of an increase in the overall size of the work force and an increase in gross wages and salaries for full-time employees. The 13.5% increase in corporate income tax in 2001 is

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attributable to higher corporate profits in 2000, slightly offset by the lowering of the standard tax rate from 37 to 36 per cent. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Indirect tax receipts declined from 12.7 per cent of GDP in 2000 to 12.1 per cent of GDP in 2001.

Summary External Debt

     Italy’s external debt, which is debt initially incurred or issued outside Italy, regardless of the currency of denomination, totaled €81,819 as at June 30, 2002, compared to €82,653 million as at December 31, 2001 and €72,563 as at December 31, 2000.

Euro/US Dollar Exchange Rate

     The noon buying rate for the Euro published by the Federal Reserve Bank of New York on August 23, 2002 was €1 for US$0.9726.

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